Exhibit 12-A


                CHRYSLER FINANCIAL CORPORATION AND SUBSIDIARIES

              COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                     Three Months Ended
                                                          March 31,
                                                         (Unaudited)

                                                     1994           1993
                                                    (dollars in millions)
      Net Earnings before cumulative effect
      of changes in accounting principles             $ 47          $ 37
       Add back:
         Taxes on income                                28            13
         Fixed charges                                 190           224

           Earnings available for fixed charges       $265          $274

       Fixed charges:
         Interest expense                             $185          $219
         Rent                                            5             5

           Total fixed charges                        $190          $224

     Ratio of earnings to fixed charges               1.39          1.22

The ratios of earnings to fixed charges have been computed by dividing earnings before income taxes and fixed charges by fixed charges. Fixed charges consist of interest, amortization of debt discount and expense, and rentals. Rentals included in fixed charges are the portion of total rent expense representative of the interest factor (deemed to be one-third).